UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

XBP Europe Holdings, Inc.

(f/k/a CF Acquisition Corp. VIII)

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

98400V 101

(CUSIP Number)

Zach Maul

2701 E. Grauwyler Rd.

Irving, Texas 75061

Telephone Number: (844) 935-2832

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BTC International Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,802,364 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,802,364 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,802,364 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.3% (2)
14.	Type of Reporting Person (See Instructions) HC, CO

1.	Names of Reporting Persons XCV-EMEA, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,802,364 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,802,364 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,802,364 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.3% (2)
14.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons ETI-XCV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,802,364 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,802,364 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,802,364 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.3% (2)
14.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons ETI-XCV Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,802,364 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,802,364 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,802,364 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.3% (2)
14.	Type of Reporting Person (See Instructions) HC, OO

1.	Names of Reporting Persons Exela Technologies, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,802,364 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 21,802,364 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,802,364 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.3% (2)
14.	Type of Reporting Person (See Instructions) HC, CO

(1)	Consists of 21,802,364 held by BTC International Holdings, Inc., a Delaware corporation (“BTC International”) as the record holder of the shares. BTC International is a direct, wholly owned subsidiary of XCV-EMEA, LLC. ETI-XCV, LLC is the sole member of XCV-EMEA, LLC. ETI-XCV Holdings, LLC is the sole member of ETI-XCV, LLC. Exela Technologies, Inc. is the sole member of ETI-XCV Holdings, LLC, and, therefore, is deemed to have beneficial ownership of the shares of XBP Europe Holdings, Inc.

(2)	Percentage based on 30,166,102 shares of Common Stock issued and outstanding as of November 29, 2023 as reported by the Issuer in its final prospectus filed with the SEC on November 29, 2023.

Item 1. Security and Issuer

This Schedule 13D is filed in relation to the shares of common stock, par value $0.0001 per share (“Common Stock”), of XBP Europe Holdings, Inc. (f/k/a CF Acquisition Corp. VIII) (the “Issuer”), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2701 East Grauwyler Road, Irving, Texas 75061.

.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by BTC International, XCV-EMEA, LLC (“XCV-EMEA”), ETI-XCV, LLC ("ETI-XCV”), ETI-XCV Holdings, LLC (“ETI-XCV Holdings”) and Exela Technologies, Inc. (“Exela”, and together with BTC International, XCV-EMEA, ETI-XCV and ETI-XCV Holdings, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 2701 East Grauwyler Road, Irving, Texas 75061.

(c)

The principal business of Exela is to provide various forms of business processing services, including information and transaction processing solutions, healthcare solutions and legal and loss prevention services. The directors of Exela are Sharon Chadha, J. Coley Clark, Ronald C. Cogburn, Marc A. Beilinson, James G. Reynolds, Martin P. Akins and Par S. Chadha. The executive officers of Exela are Suresh Yannamani (Chief Executive Officer, Exela Technologies BPA, LLC), Matthew Brown (Interim Chief Financial Officer), Mark D. Fairchild (President, Public Sector & Exela Smart Office), Srini Murali (President), Vitalie Robu (President, EMEA) and Par Chadha (Executive Chairman).

The principal business of BTC International, XCV-EMEA, ETI-XCV and ETI-XCV Holdings is investment holding.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Exela, BTC International, XCV-EMEA, ETI-XCV and ETI-XCV Holdings is are Delaware companies.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein as beneficially owned by the Reporting Persons were acquired pursuant to an Agreement and Plan of Merger, dated October 9, 2022 (as the terms and conditions therein may be amended, modified or waived from time to time, the “Merger Agreement”), by and among the Issuer, Sierra Merger Sub Inc., a Delaware corporation (“Merger Sub”), BTC International, and XBP Europe, Inc., a Delaware corporation and direct wholly owned subsidiary of BTC International (“XBP Europe”).

Pursuant to the terms of the Merger Agreement, a business combination between the Issuer and XBP Europe was effected through the merger of Merger Sub with and into XBP Europe, with XBP Europe as the surviving company in the Merger, and after giving effect to such merger, continuing as a wholly owned subsidiary of the Issuer (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”).

At the effective time of the Merger (the “Effective Time”) each share of capital stock of XBP Europe that was issued and outstanding immediately prior to the Effective Time was automatically cancelled and converted into the right to receive a number of shares of Class A common stock of CF Acquisition Corp. VIII, par value $0.0001 per share (the “CF VIII Class A Common Stock”) equal to the quotient of (a) (i) (A) the sum of $220,000,000 minus (B) $19,465,761, representing the Company Closing Indebtedness (as defined in the Merger Agreement) divided by (ii) $10.00, plus (b) 1,330,650.

Immediately thereafter, upon effectiveness of the second amended and restated certificate of incorporation of the Issuer (the “New Charter”), (i) each outstanding share of CF VIII Class A Common Stock not subject to redemption was automatically converted into one share of common stock of the Issuer, par value $0.0001 per share (“Common Stock”) and (ii) the Issuer changed its name from CF Acquisition Corp. VIII to XBP Europe Holdings, Inc.

In connection with the consummation of the Business Combination, BTC International received 21,802,364 shares of Common Stock of the Issuer.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated by reference herein as Exhibit 10.1.

Item 4. Purpose of the Transaction

The information set forth in Item 3 of this Schedule 13D is hereby incorporated into this Item 4 by reference.

Subject to the Reporting Persons’ compliance with the terms of the Lock-Up Agreement as described in Item 6 below, the Reporting Persons may at any time and from time to time, and in each case upon such terms as the Reporting Persons may deem advisable: (i) acquire additional shares of Common Stock and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of their shares of Common Stock and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates), which transactions may be deemed to either increase or decrease the Reporting Persons’ economic exposure to the value of the shares of Common Stock and/or other securities of the Issuer; (iv) engage in any other hedging or similar transactions with respect to the shares of Common Stock and/or other securities or instruments of the Issuer; and/or (v) use any or all of their shares of Common Stock and/or other securities and/or instruments of the Issuer (or its affiliates) as collateral for loans, including in respect of margin account borrowings.

The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position in the Issuer or change their purpose or formulate plans or proposals with respect thereto or (ii) propose or consider one or more of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D.

Other than as described above in this Item 4 and in Item 6, the Reporting Persons do not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own 21,802,364 shares of Common Stock (as determined and described in note 1 above), which represent 72.3% of the outstanding shares of Common Stock of the Issuer (as determined and described in note 2 above).

(b)	The Reporting Persons have sole power to vote and sole power to dispose of 21,802,364 shares of Common Stock.

(c)	No transactions in the Issuer’s capital stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above and Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, the Issuer entered into the Lock-Up Agreement with XBP Europe and BTC International, pursuant to which BTC International agreed that securities of the Issuer held by it immediately following the closing of the Business Combination (the “Closing”) will be locked-up and subject to transfer restrictions until the earlier of: (i) the one (1) year anniversary of the date of the Closing, and (ii) the date on which the Issuer consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction after the Closing which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

The foregoing summary of certain terms and conditions of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Form of Lock-Up Agreement, a copy of which is incorporated by reference herein as Exhibit 10.2.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing, the Issuer, CFAC Holdings VIII, LLC (the “Sponsor”), the former independent directors of the Issuer and BTC International entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which amended and restated, in its entirety, the registration rights agreement dated March 11, 2021, by and among the Issuer, the Sponsor and the other persons party thereto. Pursuant to the Registration Rights Agreement, the Issuer is obligated to file one or more registration statements to register the resales of Common Stock held by the parties to the Registration Rights Agreement after the Closing. Holders of CF VIII Class A Common Stock who were party to the Registration Rights Agreement dated March 11, 2021 between the Issuer and such holders (the “Existing Holders”) or the parties listed under the New Holders on the signature page to the Registration Rights Agreement (the “New Holders”), in each case holding a majority of the registrable securities owned by all the Existing Holders or New Holders, as applicable, are entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their registrable securities (up to a maximum of two demand registrations by the Sponsor, or five demand registrations by the New Holders). In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, the Issuer must file a registration statement on Form S-1 to register the resale of the registrable securities of the Issuer held by Existing Holders and the New Holders and any person or entity who becomes a party to the Registration Rights Agreement (“Holders”). The Registration Rights Agreement also provides such Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing summary of certain terms and conditions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is incorporated by reference herein as Exhibit 10.3.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Merger Agreement, dated as of October 9, 2022, by and among the Issuer, Merger Sub, XBP Europe and BTC International (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K, filed with the SEC on October 11, 2022).
Exhibit 10.2	Lock-Up Agreement, dated as of October 9, 2022, by and among the Issuer, XBP Europe and BTC International (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K, filed with the SEC on October 11, 2022).
Exhibit 10.3	Amended and Restated Registration Rights Agreement, dated as of November 29, 2023, by and among the Issuer, the Sponsor, Existing Holders, and New Holders. (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K, filed with the SEC on December 5, 2023).
Exhibit 99.1*	Joint Filing Agreement dated December 11, 2023 by and among BTC International, XCV-EMEA, ETI-XCV, ETI-XCV Holdings and Exela.

* Filed herewith

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2023

BTC International Holdings, Inc.

	By:	/s/ Vitalie Robu
Name: Vitalie Robu
Title: President

XCV-EMEA, LLC
By: ETI- MNA, LLC, its Manager

	By:	/s/ Matt Brown
Name: Matt Brown
Title: President

ETI-XCV, LLC
By: ETI- MNA, LLC, its Manager

	By:	/s/ Matt Brown
Name: Matt Brown
Title: President

ETI-XCV Holdings, LLC
By: ETI-MNA, LLC, its Manager

	By:	/s/ Matt Brown
Name: Matt Brown
Title: President

EXELA TECHNOLOGIES, INC

	By:	/s/ Par Chadha
Name: Par Chadha
Title: Executive Chairman